EXHIBIT 23.4

CONSENT OF GEORGE SOCHA, SOCHA CONSULTING

We hereby consent to the use of our name and such information (as stated below) included in or made a part of the market studies prepared by us in the Registration Statement (Registration No. 333-137381) to be filed by Guidance Software, Inc. on Form S-1 and the related Prospectus and any amendments thereto (collectively, the “Registration Statement”), including, without limitation, under the headings “Prospectus Summary, “ “Special Note Regarding Forward-Looking Statements” and “Business” in the Registration Statement.

Dated: September 12, 2006

SOCHA CONSULTING

By:	/s/ GEORGE J. SOCHA, JR.
Name:	George J. Socha, Jr.
Title:	President

INFORMATION:

“The market for eDiscovery solutions is expected to grow from $832 million in 2004 to $3.1 billion in 2008, representing a compounded annual growth rate of approximately 40%, according to Socha-Gelbmann.”